HUHUTECH International Group Inc.

3-1208 Tiananzhihui Compound
228 Linghu Road
Xinwu District, Wuxi City, Jiangsu Province
People’s Republic of China 214135

February 10, 2023

Via EDGAR

Division of Corporation Finance

Office of Manufacturing

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C., 20549

Attention:	Kevin Stertzel
Claire Erlanger
Gregory Herbers
Jay Ingram

Re:	HUHUTECH International Group Inc.
Draft Registration Statement on Form F-1
Filed on January 6, 2023
CIK 1945415

Ladies and Gentlemen:

This letter is in response to the letter dated January 19, 2023, from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) addressed to HUHUTECH International Group Inc. (the “Company,” “we,” and “our”). For ease of reference, we have recited the Commission’s comments in this response and numbered them accordingly. An amended Draft Registration Statement on Form F-1 (the “Amended Draft Registration Statement”) is being submitted confidentially to accompany this letter.

Draft Registration Statement on Form F-1/A filed January 6, 2023

Cover Page

1.	We note your response to prior comment 2. Please disclose how you will refer to the holding company and each subsidiary when providing the disclosure throughout the document so that it is clear to investors which entity the disclosure is referencing and which subsidiaries or entities are conducting the business operations. Specifically, please disclose how you will be referring to Wuxi Xinwu District Jianmeng Electromechanical Technology Co., Limited, HUHU Technology Co., Ltd., and HUHUTECH(HK) Limited.

RESPONSE: We note the Staff’s comment, and respectfully advise that we have revised the cover page to clarify how we refer to Wuxi Xinwu District Jianmeng Electromechanical Technology Co., Limited, HUHU Technology Co., Ltd., and HUHUTECH(HK) Limited throughout the Amendment No.2 to the Draft Registration Statement.

2. We note your response to prior comment 4. Please clarify whether any dividends or distributions have been made and if so, quantify the amount. If no dividends or distributions have been made, please revise your disclosure elsewhere in the filing.

RESPONSE: We note the Staff’s comment, and respectfully advise that we have revised throughout the Amendment No.2 to the Draft Registration Statement to clarify that as of the date of this prospectus, there has not been any dividends or distributions made.

Prospectus Summary, page 1

3. We note your response to prior comment 6. Please file the written agreements with the customers and suppliers mentioned in this section. Additionally, please clarify the contracting parties to these agreements in your current corporate structure.

RESPONSE: We note the Staff’s comment, and respectfully advise that we have filed all written agreements with our customers and suppliers mentioned in the prospectus summary section as exhibits 10.18-10.20 and 10.24. The contracting parties to these agreements include our customers and suppliers, which are not included in our current corporate structure.

Business Segments, page 24

4.	We reissue prior comment 12. Please clarify whether you have multiple business segments.

RESPONSE: We note the Staff’s comment, and respectfully advise that from accounting perspective, the Company only has one business segment. The Company generates revenues primarily from the design and implementation of integrated facility management systems and industrial automation monitoring systems for optoelectronic, semiconductor and telecom industries. The Company also generates revenues from related products sales and engineering consulting services. Disaggregated information about our operating segment has been disclosed in the Financial Statements.

From a business perspective, the Company has the following product lines: installation of high-purity process systems and installation of factory management and control system. The high-purity process systems focus on applying purity control in the manufacturing process, and the factory management and control system focuses on providing monitoring services for the facilities to ensure production safety.

Risk Factor

Nasdaq Approval, page 50

5.	We note your response to prior comment 15. Please revise your disclosure to add the consequences to the offering of having your application denied.

RESPONSE: We note the Staff’s comment, and respectfully advise that we have added the consequences to the offering of having our application denied by Nasdaq on page 50 of the Amendment No.2 to the Draft Registration Statement.

Capitalization, page 54

6. We note your capitalization table footnote (1) continues to refer to “non-accountable expense allowance”. As such, we re-issue our prior comment number 17 in our letter dated, November 16, 2022. The prior comment is provided for your convenience: “The footnotes to your capitalization table refer to a “non-accountable expense allowance” as a deduction to expected offering proceeds. Please tell us and explain in your disclosure, the nature of this adjustment.”

RESPONSE: We note the Staff’s comment, and respectfully advise that we have removed references to “non-accountable expense allowance” in the Capitalization section of the Amendment No.2 to the Draft Registration Statement.

Management Discussion and Analysis of Financial Condition and Results of Operations Bank Loans, page 70

7.	We note your response to prior comment 25. Please file all the outstanding loan agreements as exhibits to your registration statement. In the alternative, please explain why you are not required to do so.

RESPONSE: We note the Staff’s comment, and respectfully advise that we have filed all outstanding loan agreements as exhibits 10.11-10.15 to the Amendment No.2 to the Draft Registration Statement.

8.	We reissue prior comment 26. Please discuss your bank loans as sources of liquidity.

RESPONSE: We note the Staff’s comment, and respectfully advise that we have revised our disclosure related to bank loans as sources of liquidity on page 70 of the Amendment No.2 to the Draft Registration Statement.

Development Opportunities, page 79

9.	We note your response to prior comment 29. Please revise to elaborate on how you determined that these will bring development opportunities.

RESPONSE: We note the Staff’s comment, and respectfully advise that we have revised and elaborated on our disclosure on page 79 of the Amendment No.2 to the Draft Registration Statement to explain how we determined that the business opportunities will be generated by our new production lines of domestic fabrication plants.

Business, page 85

10.	We note your response to prior comment 30. We reissue our comment. Please explain how you determined that this Sales and Marketing disclosure is consistent with the operating expenses discussion on page 65, which states that “[s]elling expenses primarily consisted of salary and compensation expenses relating to our sales personnel, advertising expenses, promotional service fees . . .” Additionally, please explain how you determined that this Sales and Marketing disclosure is consistent with your discussion on page 62 which states that “HUHU Japan just functions as a sales and customer service center.”

RESPONSE: We note the Staff’s comment, and respectfully advise that we have revised page 62 to update our disclosure regarding HUHU Japan, which is also involved in more comprehensive scale of business, including marketing activities. We have also updated the disclosure on page 85 to clarify our sales and marketing work.

Properties and Facilities, page 88

11.	We note your response to prior comment 31. Please attach all lease agreements as exhibits to your registration statement. In the alternative, please explain why you are not required to do so.

RESPONSE: We note the Staff’s comment, and respectfully advise that we have attached all lease agreements as well as a property purchase agreement and property certificate as exhibits 10.3 and 10.6 to the Amendment No.2 to the Draft Registration Statement.

Regulations, page 97

12.	We note your response to prior comment 32. Please clarify whether the referenced reorganization relates to the reorganization that was completed in January 2022 or the restructuring that was completed in March 2022 and revise the disclosures in the filing.

RESPONSE: We note the Staff’s comment, and respectfully advise that we have revised page 39 and 90 of the Amendment No.2 to the Draft Registration Statement to clarify that the referred reorganization is supposed to be the reorganization that was completed in January 2022.

Related Party Transactions, page 102

13.	We note your response to prior comment 40. Please revise this section to include transactions of all related parties.

RESPONSE: We note the Staff’s comment, and respectfully advise that we have updated the related party transactions section to include transactions of all related parties on page 102 of the Amendment No.2 to the Draft Registration Statement.

We appreciate the assistance the Staff has provided with its comments. Should you have additional questions regarding the information contained herein, please contact our securities counsel William S. Rosenstadt, Esq., or Yarona Yieh, Esq. of Ortoli Rosenstadt LLP at wsr@orllp.legal or yly@orllp.legal.

Very truly yours,

/s/ Yujun Xiao
Name:	Yujun Xiao
Title:	Chief Executive Officer

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